Exhibit 99.1

RAINCHIEF ENERGY INC.
(the “Company”)
Suite 361 - 1275 West 6th Ave.
Vancouver, British Columbia
V6H-1A6
604-676-1032 T
604-676-1034 F

Trading Symbol: RCFEF
                                                                                                                     June 2, 2009

NOTICE OF INVESTOR RELATIONS ACTIVITIES

Rainchief Energy Inc. (“Rainchief” or the “Company”) (RCFEF.OTC.BB) is please to announce that it has entered into an Investor Relations agreement with John Robertson Chalcraft carrying on business as ProActive Communications, of Suite 201, 2383 King George Highway, White Rock, BC V4A-5A4.  The term of the initial agreement is for three months with renewable three month terms.

The Company shall pay ProActive $1000.00 per month plus GST and grant an option to purchase 120,000 shares in the capital stock of the Company at $0.10 per share under section 8 of the BC Instrument 51-509 Issuers Quoted in the U.S. Over-the-Counter Markets.

Rainchief is a company listed and trading on the OTC.BB, symbol: RCFEF
FOR FURTHER INFORMATION PLEASE CONTACT:

Brad J. Moynes
President  & Chief Executive Officer
Rainchief Energy Inc.
Telephone No. (604) 676-1032

Or

ProActive Communications Co.
Telephone No. (604) 541-1995
Or toll free         (800) 540-1995

ON BEHALF OF THE BOARD OF DIRECTORS

“Brad Moynes”

____________________________________________
Brad Moynes, President and CEO